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                            February 6, 2024

       Bihua Chen
       Chief Executive Officer
       Helix Acquisition Corp. II
       200 Clarendon Street, 52nd Floor
       Boston, MA 02116

                                                        Re: Helix Acquisition
Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 2,
2024
                                                            File No. 333-276591

       Dear Bihua Chen:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 2, 2024

       Risk Factors, page 32

   1. We note your investment company risk factors beginning on page 41. Please disclose that if you are found to be
operating as an unregistered investment company, you may be
                                                        required to change your
operations, wind down your operations, or register as an
                                                        investment company
under the Investment Company Act. Also include disclosure with respect to the
consequences to investors if you are required to wind down your operations as a result of this
status, such as the losses of the investment opportunity in a target company, and any price
appreciation in the combined company. Please confirm that if your facts and
circumstances change over time, you will update your disclosure to reflect how those changes
impact the risk that you may be considered to be operating as an unregistered investment
company.
 Bihua Chen
FirstName LastNameBihua
Helix Acquisition Corp. II Chen
Comapany6,NameHelix
February   2024       Acquisition Corp. II
February
Page 2 6, 2024 Page 2
FirstName LastName
       Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E.
Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Joel Rubinstein